SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Schedule TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange
Act of 1934

Expedia, Inc.
(Name of Subject Company (Issuer))
Expedia, Inc. (Offeror)
(Name of Filing Person (Identifying Status as Offeror, Issuer or Other Person))
Common Stock, Par Value $.001 Per Share
(Title of Class of Securities)
30212P105
(CUSIP Number of Class of Securities)
Burke F. Norton, Esq.
Executive Vice President, General Counsel and Secretary
Expedia, Inc.
3150 139th Avenue S.E.
Bellevue, WA 98005
Telephone: (425) 679-7200
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)
Copy to:
Pamela S. Seymon, Esq.
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
Telephone: (212) 403-1000

CALCULATION OF FILING FEE

Transaction Value	Amount of Filing Fee

Not applicable	Not Applicable

☐ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: N/A
Form or Registration No.: N/A
Filing Party: N/A
Date Filed: N/A
☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

EMAIL

From:	Dara Khosrowshahi to Employees

Subject:	Buying our stock

Date:	Tuesday, June 19, 2007
Team Expedia —
Today, we announced that we intend to begin a tender offer to repurchase up to $3.5 billion of our common stock at a price per share not less than $27.50 and not more than $30.00. The tender offer will begin sometime next week and is expected to end, unless extended, during the week of August 6th.
This is exciting news and, as Barry said in our press release, is an indication that our management, and our Board of Directors, are confident in the value of Expedia and in our long term future. We expect that you will have many questions, but we are somewhat restricted as to our broad communications until we formally launch the tender offer. As we did in the last tender offer, we will distribute a list of Frequently Asked Questions for employees once the offer has formally begun.
In the meantime, lets keep our focus on driving the business!
Dara
This email is for informational purposes only and is not an offer to purchase or the solicitation of an offer to sell any shares of the company’s common stock. The solicitation and offer to purchase the company’s common stock will only be made pursuant to the Offer to Purchase and related materials that the company will send to its stockholders. Stockholders should read those materials carefully because they will contain important information, including the various terms and conditions of the tender offer. Stockholders will be able to obtain copies of the Offer to Purchase, related materials filed by the company as part of the statement on Schedule “TO” and other documents filed with the Securities and Exchange Commission (“SEC”) through the SEC’s internet address at http://www.sec.gov without charge when these documents become available. Stockholders and investors may also obtain a copy of these documents, as well as any other documents the company has filed with the SEC, without charge, from the company or at the Investor Relations section of the company’s website: www.expediainc.com. Stockholders are urged to carefully read these materials prior to making any decision with respect to the offer.